UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

Specialized Disclosure Report

(Amendment No. 1)

TOTAL S.A.

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Patrick de La Chevardière

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including

area code, of the person to contact in

connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

TOTAL S.A. is filing this Amendment No. 1 on Form SD/A (“Amendment No. 1”) to amend the Form SD for the reporting period January 1 to December 31, 2017, as filed with the Securities and Exchange Commission on May 31, 2018 (the “Original Form SD”), for the sole purpose of updating the disclosure with respect to Hutchinson S.A. and its affiliates, a subsidiary in the Refining & Chemicals segment.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any item of the Original Form SD.

Section 1 – Conflict Minerals Disclosure

Item 1.01(b)

CONFLICT MINERALS DISCLOSURE

TOTAL S.A. (collectively with its subsidiaries and affiliates, “TOTAL” or the “Group”) is providing herein disclosure in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to certain minerals (referred to as “conflict minerals” under the Rule) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. “Conflict Minerals” are defined in the Rule as the following minerals (regardless of their geographic origin): cassiterite, columbite-tantalite, gold, wolframite and certain derivatives of these minerals (i.e., tin, tantalum and tungsten).

TOTAL has established a management system to implement a diligence and reporting process concerning Conflict Minerals in accordance with the Rule. The Group’s diligence process is coordinated at the Holding level with division coordinators designated at each of the following business segments and operational entities: Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, Trading & Shipping, Marketing & Services and Total Global Procurement1. Business managers, purchasing departments and/or suppliers within each such segment and operational entity were surveyed to determine if any conflict minerals had been included in products sold by Group affiliates in calendar year 2017.

Based on the responses received, it was determined that Saft Groupe S.A. and its affiliates (“Saft”), a subsidiary in the Gas, Renewables & Power segment, had manufactured, or contracted to have manufactured, certain products that contained Conflict Minerals, namely tin, tantalum, tungsten and/or gold, that were necessary to the functionality of those products (the “Necessary Conflict Minerals”). Relevant products included cells and batteries containing electronic devices and harnesses for use in transportation, telecom, electricity grid, space & defense and civil electronic applications.

As a result, Saft conducted in good faith a reasonable country of origin inquiry regarding the Necessary Conflict Minerals that was designed to determine whether any of them had originated in the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”, as defined in the Rule) or were from recycled or scrap sources. As part of the reasonable country of origin inquiry, Saft surveyed all of its suppliers (by means of questionnaires, forms or other formats) in order to determine the country of origin of the Necessary Conflict Minerals.

Based on the suppliers’ responses, it was determined that a substantial percentage in terms of absolute numbers, volume supplied and purchasing spend of Saft’s suppliers certified that the Necessary Conflict Minerals supplied to it either originated from recycled or scrap sources or did not originate from the Covered Countries. A limited percentage of suppliers in absolute numbers, volume supplied and purchase spend sourced Necessary Conflict Minerals in 2017 from one or more of the Covered Countries. A review of these suppliers by Saft revealed them to be reputable, and mainly included major suppliers of the aviation and space industries, electronics and electrical components suppliers that are publically traded in Europe and the United States. In some instances, the origin of some of the Necessary Conflict Minerals could be traced to smelters that are compliant with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative). Moreover, Saft’s contracts with its suppliers require them to source responsibly, and Saft maintains an active dialogue with its suppliers on this topic. As a result, Saft does not have any reason to believe that their Necessary Conflict Minerals sourced in Covered Countries in calendar year 2017 directly or indirectly financed or benefitted armed groups. With respect to non-respondents to Saft’s country of origin questionnaires, which represented a small percentage of suppliers in absolute numbers, volume supplied and purchasing spend, diligence performed by Saft revealed no reason to believe such suppliers may have sourced the Necessary Conflict Minerals from a Covered Country.

In addition, it was determined that Hutchinson S.A. and its affiliates (“Hutchinson”), a subsidiary in the Refining & Chemicals segment, had manufactured, or contracted to have manufactured, certain products that contained Necessary Conflict Minerals. Relevant products included automotive fluid transfer lines, anti-vibration and sealing systems, and aerospace industrial applications.

[1]

Since January 1, 2017, Total Global Procurement covers a large proportion of the Group’s goods and services purchasing, with the exception of crude oil and petroleum product purchasing by Trading & Shipping, gas and electricity purchasing by TOTAL Gas & Power Ltd. and the purchases made by Hutchinson S.A., Saft Groupe S.A. and SunPower Corporation.

1

As a result, Hutchinson conducted in good faith a reasonable country of origin inquiry regarding the Necessary Conflict Minerals that was designed to determine whether any of them had originated in a Covered Country, or were from recycled or scrap sources. As part of the reasonable country of origin inquiry, Hutchinson surveyed its suppliers (by means of a questionnaire or letter) in order to determine the country of origin of the Necessary Conflict Minerals.

Based on these suppliers’ responses, it was determined that a substantial percentage in terms of absolute numbers and annual turnover of Hutchinson’s suppliers certified that the Necessary Conflict Minerals supplied to it either originated from recycled or scrap sources or did not originate from the Covered Countries. A limited percentage of suppliers in absolute numbers and annual turnover sourced Necessary Conflict Minerals in 2017 from one or more of the Covered Countries. A review of these suppliers by Hutchinson revealed them to be reputable, and mainly included major suppliers of the automotive industry, including publicly listed U.S. car manufacturers. In some instances, the origin of some of the Necessary Conflict Minerals could be traced to smelters that are compliant with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the Responsible Minerals Initiative (formerly known as the Conflict-Free Sourcing Initiative). Moreover, Hutchinson’s standard agreement with its suppliers require them to fill out the survey questions set forth under the “Conflict Minerals Reporting template” created by the Responsible Business Alliance (formerly known as the Electronic Industry Citizenship Coalition) and the Global e-Sustainability Initiative.

Hutchinson maintains an active dialogue with its suppliers on this topic. Hutchinson does not have any reason to believe that their Necessary Conflict Minerals sourced in Covered Countries in calendar year 2017 directly or indirectly financed or benefitted armed groups. With respect to non-respondent suppliers, which represented a small percentage of suppliers in absolute numbers and annual turnover, diligence performed by Hutchinson revealed no reason to believe such suppliers may have sourced the Necessary Conflict Minerals from a Covered Country.

In addition, SunPower Corporation, an American company listed on NASDAQ and based in San Jose, California (“SunPower”)1, is subject to the Rule and separately publishes information concerning its use of Conflict Minerals in certain of its products that it manufactured or contracted to manufacture (solar panels, balance of systems components). The text of SunPower’s disclosure for calendar year 2017 provided on its Form SD is included in Annex A to this document.

TOTAL is committed to responsible economic and social development in Africa.

TOTAL monitors responsible practices among its suppliers. In its Code of Conduct, TOTAL states that it works with its suppliers to ensure the protection of the interests of both parties on the basis of clear and fairly negotiated contractual conditions. This relationship is founded on three key principles: dialogue, professionalism and adherence to commitments.

TOTAL expects its suppliers to:

•	adhere to principles equivalent to those in its own Code of Conduct, such as those set out in the Group’s Fundamental Principles of Purchasing Directive (see below);

•	agree to be audited;

•	be particularly attentive to the human rights-related aspects of their standards and procedures, in particular their employees’ working conditions; and

•	ensure that their own suppliers and contractors respect equivalent principles.

The Fundamental Principles of Purchasing, launched in 2010 and formally set out in a Group directive in 2014 (the “Directive”), specify the commitments that TOTAL expects of its suppliers in the following areas:

•	respect for human rights at work;

•	health protection;

•	assurance of safety and security;

•	preservation of the environment;

•	prevention of corruption, conflicts of interest and fraud;

•	respect for competition law; and

•	the promotion of economic and social development.

The Directive’s principles, which apply to all of the Group’s companies, are included or transposed in the agreements concluded with suppliers. In addition, these principles are available for consultation by all suppliers in both French and English in the “Suppliers” section on TOTAL’s Internet website at: https://www.total.com/en/suppliers/sustainable-purchasing-day-day-commitment.

Questionnaires focused on environmental and societal issues are used to gather more in-depth information from suppliers about their approach to these subjects, either during pre-qualification or as part of an audit. Supplier relations are also considered from an environmental and societal perspective on occasion as part of ethical assessments of Group subsidiaries and entities.

This conflict minerals disclosure is also available on TOTAL’s Internet website at: http://www.sustainable-performance.total.com/en/challenges/supply-chain-management.

[1]	As of December 31, 2017, the Group held 56.26% of the outstanding share capital of SunPower.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TOTAL S.A.

Date: November 5, 2018	By:	/s/ PATRICK DE LA CHEVARDIERE
		Name:	Patrick de LA CHEVARDIERE
		Title:	Chief Financial Officer

Annex A

SunPower Corporation

Conflict Minerals Disclosure

SunPower Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2017 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”1), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2018.

Unless the context indicates otherwise, the term “SunPower” refers to SunPower Corporation and its consolidated subsidiaries, and “Service Provider” refers to the third party retained by SunPower to assist with supplier outreach and data validation of the responses received from suppliers. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider in coordination with SunPower. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

This Conflict Minerals Report can be found on the SunPower website at: http://investors.sunpower.com/sec.cfm.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that SunPower intends to take to mitigate the risk that its necessary 3TG benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by SunPower’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. SunPower cautions readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. SunPower undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Overview; SunPower’s Products and Applicability of the Conflict Minerals Rule

SunPower is a leading global energy company that delivers complete solar solutions to residential, commercial, and power plant customers worldwide through an array of hardware, software, and financing options and through utility-scale solar power system construction and development capabilities, operations and maintenance services, and “Smart Energy” solutions. SunPower products include solar panels and balance of systems components that can include inverters, combiner boxes, racking systems, mechanical and motorized systems, and electrical tracking, monitoring and controller systems. Each of the product areas that SunPower manufactures and contracts to manufacture contains 3TG which is necessary to the functionality or production of such products. However, 3TG content continues to represent a small portion of the materials content of SunPower’s products. For 2017, SunPower was unable to determine the origin of at least a portion of the necessary 3TG in each of its products.

For a further discussion of SunPower’s products, see its Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The information contained in the Form 10-K is not incorporated by reference into this Conflict Minerals Report or SunPower’s Form SD for 2017 and should not be considered part of this Conflict Minerals Report or the Form SD.

[1]	Definitions provided in this Annex are exclusive to this section.

SunPower is committed to human rights. As a result of this commitment, SunPower commenced its 3TG diligence activities in 2011, well before the adoption of the Conflict Minerals Rule.

SunPower is multiple levels removed from the mining of minerals (3TG or otherwise). SunPower does not make purchases of raw ore or refined minerals directly from smelters or refiners and makes no purchases in the Covered Countries. However, through the efforts described in this Conflict Minerals Report, SunPower seeks to ensure its suppliers are sourcing responsibly.

SunPower does not seek to embargo sourcing of 3TG from the Covered Countries and encourages its suppliers to continue to source 3TG responsibly from the region.

Reasonable Country of Origin Inquiry

To complete the “reasonable country of origin inquiry” (the “RCOI”) required by the Conflict Minerals Rule, SunPower and its Service Provider engaged with suppliers to collect information about the presence and source of 3TG used in products and components supplied to SunPower. For its RCOI, to the extent applicable, SunPower utilized the same processes and procedures as for its due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed later in this Conflict Minerals Report.

The results of SunPower’s RCOI are discussed under “Findings Covering Smelters, Refiners and Country of Origin Information.”

Due Diligence Framework

SunPower utilizes due diligence measures for 3TG that are intended to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

The OECD Guidance established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. SunPower’s application of this framework and selected due diligence measures are discussed in this section and within “Due Diligence Program Execution.” Application of the framework constitutes a part of the program that SunPower has put in place to help ensure that the 3TG contained in its products are responsibly sourced.

In an effort to increase supplier awareness about conflict minerals and related regulatory requirements, provide answers to frequently asked questions concerning 3TG mineral tracing, and ultimately improve the accuracy and completeness of supplier responses, suppliers that were part of SunPower’s outreach received access to the Service Provider’s online resources.

Compliance Team

In support of its compliance efforts, SunPower has a compliance team that is charged with overseeing, implementing and providing feedback on its 3TG compliance strategy. The team consists of staff from SunPower’s legal and operations groups, under executive leadership of our Executive Vice President, Global Operations. The members of the team and selected other internal personnel are trained on the Conflict Minerals Rule, the OECD Guidance, SunPower’s compliance plan, and the procedures for reviewing and validating supplier responses to its inquiries.

SunPower also utilizes the Service Provider and specialist outside counsel to assist with and/or to advise it on certain aspects of its compliance.

Conflict Minerals Policy; Grievance Mechanism

SunPower has adopted a Conflict Minerals Policy. Under the Conflict Minerals Policy, SunPower suppliers are required to acknowledge SunPower’s Supplier Sustainability Guidelines, which includes the Conflict Minerals Policy.

The Conflict Minerals Policy indicates that SunPower will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with the policy. Under the Conflict Minerals Policy, SunPower reserves the right to request additional documentation from its suppliers regarding the source of any 3TG included in their products. In addition, SunPower reserves the right to ask for suppliers to maintain traceability data for a minimum of five years.

The Conflict Minerals Policy is communicated internally to SunPower’s supply chain employees and to suppliers. In addition, the Conflict Minerals Policy is posted on SunPower’s website at https://us.sunpower.com/sites/sunpower/files/media-library/compliance-briefs/cb-sunpower-conflict-minerals-policy.pdf.

SunPower has a grievance mechanism for reporting violations of its Conflict Minerals Policy. The grievance mechanism is indicated in the Conflict Minerals Policy. Violations may be reported by calling SunPower’s Compliance and Ethics Helpline at 1-866-307-5679 within the United States, or at toll-free numbers provided for twenty additional countries/regions in SunPower’s Code of Business Conduct and Ethics available on its investor relations website at investors.sunpower.com, or by going to SunPower’s reporting website at https://sunpower.alertline.com, https://sunpowereu.alertline.com (for employees in Europe, except Spain) or https://sunpowersp.alertline.com (for employees in Spain).

Data Collection; Records Storage and Retention

SunPower uses the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI;” formerly known as the Conflict-Free Sourcing Initiative) to gather information on the use of 3TG by its suppliers, the source of the 3TG and the suppliers’ related compliance procedures. For the 2017 reporting year, only CMRT’s version 4.0 or higher was accepted. SunPower gave suppliers the ability to provide information at a level at which they could most readily assemble the information (i.e. company, product, or user-defined), but required suppliers to declare the level of information provided.

SunPower has an internal electronic file for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. SunPower stores all supplier CMRTs and documents evidence of identified supplier 3TG sourcing risk. As contemplated by the OECD Guidance, SunPower will maintain these records for at least five years. The Service Provider also is requested to maintain records in its possession for at least five years.

Supplier Acknowledgements

SunPower requires its direct suppliers to provide the acknowledgements contemplated by its Conflict Minerals Policy, as described above.

3TG Risk Management

SunPower obtains information on 3TG sourcing risk from a variety of sources, including through interactions with its peers and the Service Provider. SunPower further uses the CMRT to identify 3TG sourcing risk. As an additional measure, SunPower previously has asked a large cross section of its suppliers to respond to 3TG scoping questions. Given SunPower’s position in the 3TG supply chain, it believes that these are the most efficient means for identifying 3TG sourcing risk.

Supply chain managers within SunPower work with the compliance team to identify 3TG sourcing concerns and determine risk mitigation efforts. The compliance team reports aggregated risk findings to and the contents of this Conflict Minerals Report are shared with SunPower’s executive management.

SunPower determines on a case-by-case basis the appropriate risk mitigation strategy for any identified risks. Potential outcomes under SunPower’s risk mitigation strategy include continuing to work with the supplier while risks are addressed or reassessing the relationship with the supplier. Under SunPower’s risk management framework, to the extent that risks require mitigation, SunPower monitors and tracks the performance of the risk mitigation efforts and reports these efforts to appropriate senior oversight personnel.

Utilization of Independent Third-Party Audits

To the extent that smelters or refiners are identified, SunPower primarily utilizes information made available by the RMI concerning independent third-party audits and Conformant (as defined later) status. SunPower also relies on audits performed by the London Bullion Market Association’s (the “LBMA”) Good Delivery Program and the Responsible Jewellery Council’s (the “RJC”) Chain-of-Custody Certification.

Report on Supply Chain Due Diligence

SunPower files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes these filings available on its investor relations website.

Due Diligence Program Execution

In furtherance of SunPower’s 3TG due diligence, it performed the due diligence measures discussed below for 2017. For a discussion of the design of SunPower’s due diligence measures, see “Due Diligence Framework.”

SunPower’s outreach included 101 suppliers (the “Suppliers”) that (1) contracted to manufacture products for SunPower which were determined by SunPower to contain or potentially contain 3TG which is necessary to the functionality or production of the products, or (2) provided components, parts, or products which were determined by SunPower to contain or potentially contain necessary 3TG, and which were incorporated into products manufactured by SunPower.

SunPower carried out due diligence on parts selected by SunPower within the bills of materials of products that were contracted to be manufactured. The contract manufacturer carried out due diligence for general use parts of products that were contracted to be manufactured, the results of which were reflected in their CMRTs.

Specifically, SunPower took the following steps in connection with the execution of its due diligence:

1.

Reviewed products manufactured in 2017 and determined which components of those products might contain 3TG (including by requiring product specifications and supply chain records including bills of material, and making engineering inquiries). Lists of 2017 suppliers were gathered for the commodities and components in question. Suppliers also were considered in-scope for 2017 if they reported use of 3TG in the 2016 reporting year and were again a supplier in 2017.

2.

SunPower sent Suppliers a request to submit a CMRT. SunPower and the Service Provider reviewed CMRT responses received from the Suppliers for incomplete responses, potential errors or inaccuracies, lack of consistency, and other flags. If any “quality control” flags were raised, Suppliers were contacted to clarify the concern. Suppliers were requested to provide an electronic signature before submitting their data to SunPower to verify that all answers submitted were accurate to the best of each Supplier’s knowledge.

3.	Following the initial introductions to the program and information request, up to four reminder emails were sent to each non-responsive Supplier requesting survey completion.

4.

If a smelter was not on the CMRT Smelter Look-up tab list, the Service Provider (a) requested that the Supplier confirm that the listed entity was a smelter or refiner, (b) consulted publicly-available information to attempt to determine whether the identified entity was a smelter or refiner, or (c) attempted to contact the listed entity.

5.

If the smelter or refiner was not identified as Conformant or the equivalent by the RMI, the LMBA or the RJC, SunPower or the Service Provider attempted to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer and due diligence procedures.

6.

To the extent that no contact was made with a smelter or refiner identified by a Supplier, SunPower or the Service Provider searched public information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner and whether it obtains 3TG from sources that directly or indirectly finance or benefit armed groups in a Covered Country.

Findings Covering Smelters, Refiners and Country of Origin Information

For 2017, SunPower received 37 Supplier responses to its outreach. The CMRT declarations received identified 299 smelters and refiners that processed or may have processed 3TG contained in SunPower’s products. Of these 37 CMRT declarations, 23 were company-level, 11 were product-level, and 3 were at a level defined by the Supplier. Due to the number of Suppliers providing company-level declarations, the list of processing facilities disclosed below may over-represent the number of 3TG processing facilities in SunPower’s supply chain.

In brief, as indicated in the table below:

•	299 smelters and refiners were identified by the Suppliers.

•	241 smelters and refiners, or 80%, were listed as Conformant by the RMI.

•	5 smelters or refiners, or 2%, were listed as Active.

•	53 smelters or refiners, or 18%, were listed on the Smelter Look-up tab only.

In connection with SunPower’s RCOI or due diligence, as applicable, the Suppliers identified to SunPower the facilities listed below as potentially having processed the necessary 3TG contained in SunPower’s in-scope products in 2017 (table information is as of May 21, 2018; see the notes following the table for additional information concerning the information presented in the table).

Metal	Smelter or Refiner Name	Smelter or Refiner Country	Status
Gold	Advanced Chemical Company	United States of America	Conformant
Gold	Aida Chemical Industries Co., Ltd.	Japan	Conformant
Gold	Al Etihad Gold LLC	United Arab Emirates	Conformant
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany	Conformant
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	Conformant
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	Conformant
Gold	Argor-Heraeus S.A.	Switzerland	Conformant
Gold	Asahi Pretec Corp.	Japan	Conformant
Gold	Asahi Refining Canada Ltd.	Canada	Conformant
Gold	Asahi Refining USA Inc.	United States of America	Conformant
Gold	Asaka Riken Co., Ltd.	Japan	Conformant
Gold	AU Traders and Refiners	South Africa	Conformant
Gold	Aurubis AG	Germany	Conformant
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	Conformant
Gold	Boliden AB	Sweden	Conformant
Gold	C. Hafner GmbH + Co. KG	Germany	Conformant
Gold	CCR Refinery - Glencore Canada Corporation	Canada	Conformant
Gold	Cendres + Metaux S.A.	Switzerland	Conformant
Gold	Chimet S.p.A.	Italy	Conformant
Gold	Daejin Indus Co., Ltd.	Korea, Republic of	Conformant
Gold	DODUCO Contacts and Refining GmbH	Germany	Conformant
Gold	Dowa	Japan	Conformant
Gold	DSC (Do Sung Corporation)	Korea, Republic of	Conformant
Gold	Eco-System Recycling Co., Ltd.	Japan	Conformant
Gold	Emirates Gold DMCC	United Arab Emirates	Conformant
Gold	Geib Refining Corporation	United States of America	Conformant
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	Conformant
Gold	HeeSung Metal Ltd.	Korea, Republic of	Conformant
Gold	Heimerle + Meule GmbH	Germany	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	Conformant
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China	Conformant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Conformant

Gold	Istanbul Gold Refinery	Turkey	Conformant
Gold	Italpreziosi	Italy	Conformant
Gold	Japan Mint	Japan	Conformant
Gold	Jiangxi Copper Co., Ltd.	China	Conformant
Gold	JSC Uralelectromed	Russian Federation	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	Kazzinc	Kazakhstan	Conformant
Gold	Kennecott Utah Copper LLC	United States of America	Conformant
Gold	Kojima Chemicals Co., Ltd.	Japan	Conformant
Gold	Korea Zinc Co., Ltd.	Korea, Republic of	Conformant
Gold	Kyrgyzaltyn JSC	Kyrgyzstan	Conformant
Gold	LS-NIKKO Copper Inc.	Korea, Republic of	Conformant
Gold	Marsam Metals	Brazil	Conformant
Gold	Materion	United States of America	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	Metalor Technologies S.A.	Switzerland	Conformant
Gold	Metalor USA Refining Corporation	United States of America	Conformant
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	Conformant
Gold	Mitsubishi Materials Corporation	Japan	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Gold	MMTC-PAMP India Pvt., Ltd.	India	Conformant
Gold	Moscow Special Alloys Processing Plant	Russian Federation	Conformant
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey	Conformant
Gold	Nihon Material Co., Ltd.	Japan	Conformant
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria	Conformant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	Conformant
Gold	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastsvetmet)	Russian Federation	Conformant
Gold	OJSC Novosibirsk Refinery	Russian Federation	Conformant
Gold	PAMP S.A.	Switzerland	Conformant
Gold	Planta Recuperadora de Metales SpA	Chile	Conformant
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	Conformant
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	Conformant
Gold	PX Precinox S.A.	Switzerland	Conformant
Gold	Rand Refinery (Pty) Ltd.	South Africa	Conformant
Gold	Republic Metals Corporation	United States of America	Conformant
Gold	Royal Canadian Mint	Canada	Conformant
Gold	SAAMP	France	Conformant
Gold	Safimet S.p.A	Italy	Conformant
Gold	SAFINA A.S.	Czech Republic	Conformant
Gold	Samduck Precious Metals	Korea, Republic of	Conformant
Gold	SAXONIA Edelmetalle GmbH	Germany	Conformant

Gold	SEMPSA Joyeria Plateria S.A.	Spain	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	Conformant
Gold	Singway Technology Co., Ltd.	Taiwan, Province of China	Conformant
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	Conformant
Gold	Solar Applied Materials Technology Corp.	Taiwan, Province of China	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	SungEel HiMetal Co., Ltd.	Korea, Republic of	Conformant
Gold	T.C.A S.p.A	Italy	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	Conformant
Gold	Torecom	Korea, Republic of	Conformant
Gold	Umicore Brasil Ltda.	Brazil	Conformant
Gold	Umicore Precious Metals Thailand	Thailand	Conformant
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	Conformant
Gold	United Precious Metal Refining, Inc.	United States of America	Conformant
Gold	Valcambi S.A.	Switzerland	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	Conformant
Gold	WIELAND Edelmetalle GmbH	Germany	Conformant
Gold	Yamakin Co., Ltd.	Japan	Conformant
Gold	Yokohama Metal Co., Ltd.	Japan	Conformant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Conformant
Gold	Bangalore Refinery	India	Active
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland	Active
Gold	L’Orfebre S.A.	Andorra	Active
Gold	Remondis Argentia B.V.	Netherlands	Active
Gold	Abington Reldan Metals, LLC	United States of America	On Smelter Look-Up Tab List Only
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	On Smelter Look-Up Tab List Only
Gold	Caridad	Mexico	On Smelter Look-Up Tab List Only
Gold	Chugai Mining	Japan	On Smelter Look-Up Tab List Only
Gold	Daye Non-Ferrous Metals Mining Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany	On Smelter Look-Up Tab List Only
Gold	Elemetal Refining, LLC	United States of America	On Smelter Look-Up Tab List Only
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe	On Smelter Look-Up Tab List Only
Gold	GCC Gujrat Gold Centre Pvt. Ltd.	India	On Smelter Look-Up Tab List Only
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	On Smelter Look-Up Tab List Only
Gold	Guangdong Jinding Gold Limited	China	On Smelter Look-Up Tab List Only
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	HwaSeong CJ CO., LTD.	Korea, Republic of	On Smelter Look-Up Tab List Only
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation	On Smelter Look-Up Tab List Only

Gold	Kaloti Precious Metals	United Arab Emirates	On Smelter Look-Up Tab List Only
Gold	Kazakhmys Smelting LLC	Kazakhstan	On Smelter Look-Up Tab List Only
Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation	On Smelter Look-Up Tab List Only
Gold	L’azurde Company For Jewelry	Saudi Arabia	On Smelter Look-Up Tab List Only
Gold	Lingbao Gold Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Morris and Watson	New Zealand	On Smelter Look-Up Tab List Only
Gold	Morris and Watson Gold Coast	Australia	On Smelter Look-Up Tab List Only
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	On Smelter Look-Up Tab List Only
Gold	Pease & Curren	United States of America	On Smelter Look-Up Tab List Only
Gold	Penglai Penggang Gold Industry Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Refinery of Seemine Gold Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Sabin Metal Corp.	United States of America	On Smelter Look-Up Tab List Only
Gold	Sai Refinery	India	On Smelter Look-Up Tab List Only
Gold	SAMWON METALS Corp.	Korea, Republic of	On Smelter Look-Up Tab List Only
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania	On Smelter Look-Up Tab List Only
Gold	Sudan Gold Refinery	Sudan	On Smelter Look-Up Tab List Only
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	On Smelter Look-Up Tab List Only
Gold	Tony Goetz NV	Belgium	On Smelter Look-Up Tab List Only
Gold	TOO Tau-Ken-Altyn	Kazakhstan	On Smelter Look-Up Tab List Only
Gold	Universal Precious Metals Refining Zambia	Zambia	On Smelter Look-Up Tab List Only
Gold	Yunnan Copper Industry Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	Conformant
Tantalum	D Block Metals, LLC	United States of America	Conformant
Tantalum	Exotech Inc.	United States of America	Conformant
Tantalum	F&X Electro-Materials Ltd.	China	Conformant
Tantalum	FIR Metals & Resource Ltd.	China	Conformant
Tantalum	Global Advanced Metals Aizu	Japan	Conformant
Tantalum	Global Advanced Metals Boyertown	United States of America	Conformant
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China	Conformant
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	Conformant
Tantalum	H.C. Starck Co., Ltd.	Thailand	Conformant
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	Conformant
Tantalum	H.C. Starck Inc.	United States of America	Conformant
Tantalum	H.C. Starck Ltd.	Japan	Conformant
Tantalum	H.C. Starck Smelting GmbH & Co. KG	Germany	Conformant
Tantalum	H.C. Starck Tantalum and Niobium GmbH	Germany	Conformant
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	Conformant

Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	Conformant
Tantalum	Jiangxi Tuohong New Raw Material	China	Conformant
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	Conformant
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	Conformant
Tantalum	KEMET Blue Metals	Mexico	Conformant
Tantalum	Kemet Blue Powder	United States of America	Conformant
Tantalum	LSM Brasil S.A.	Brazil	Conformant
Tantalum	Metallurgical Products India Pvt., Ltd.	India	Conformant
Tantalum	Mineracao Taboca S.A.	Brazil	Conformant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	Conformant
Tantalum	NPM Silmet AS	Estonia	Conformant
Tantalum	Power Resources Ltd.	Macedonia, The Former Yugoslav Republic of	Conformant
Tantalum	QuantumClean	United States of America	Conformant
Tantalum	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.	China	Conformant
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	Conformant
Tantalum	Taki Chemical Co., Ltd.	Japan	Conformant
Tantalum	Telex Metals	United States of America	Conformant
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	Conformant
Tantalum	XinXing Haorong Electronic Material Co., Ltd.	China	Conformant
Tantalum	Jiujiang Nonferrous Metals Smelting Company Limited	China	On Smelter Look-Up Tab List Only
Tin	Alpha	United States of America	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	CV Ayi Jaya	Indonesia	Conformant
Tin	CV Dua Sekawan	Indonesia	Conformant
Tin	CV Gita Pesona	Indonesia	Conformant
Tin	CV United Smelting	Indonesia	Conformant
Tin	CV Venus Inti Perkasa	Indonesia	Conformant
Tin	EM Vinto	Bolivia (Plurinational State of)	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Gejiu Fengming Metallurgy Chemical Plant	China	Conformant
Tin	Gejiu Jinye Mineral Company	China	Conformant
Tin	Gejiu Kai Meng Industry and Trade LLC	China	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant

Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China	Conformant
Tin	HuiChang Hill Tin Industry Co., Ltd.	China	Conformant
Tin	Huichang Jinshunda Tin Co., Ltd.	China	Conformant
Tin	Jiangxi Ketai Advanced Material Co., Ltd.	China	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	Conformant
Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Melt Metais e Ligas S.A.	Brazil	Conformant
Tin	Metallic Resources, Inc.	United States of America	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Metallo Spain S.L.U.	Spain	Conformant
Tin	Minsur	Peru	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Conformant
Tin	Operaciones Metalurgical S.A.	Bolivia (Plurinational State of)	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	Conformant
Tin	PT Artha Cipta Langgeng	Indonesia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Babel Inti Perkasa	Indonesia	Conformant
Tin	PT Bangka Prima Tin	Indonesia	Conformant
Tin	PT Bangka Tin Industry	Indonesia	Conformant
Tin	PT Belitung Industri Sejahtera	Indonesia	Conformant
Tin	PT Bukit Timah	Indonesia	Conformant
Tin	PT DS Jaya Abadi	Indonesia	Conformant
Tin	PT Eunindo Usaha Mandiri	Indonesia	Conformant
Tin	PT Inti Stania Prima	Indonesia	Conformant
Tin	PT Karimun Mining	Indonesia	Conformant
Tin	PT Kijang Jaya Mandiri	Indonesia	Conformant
Tin	PT Lautan Harmonis Sejahtera	Indonesia	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Panca Mega Persada	Indonesia	Conformant
Tin	PT Premium Tin Indonesia	Indonesia	Conformant
Tin	PT Prima Timah Utama	Indonesia	Conformant
Tin	PT Rajehan Ariq	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Sariwiguna Binasentosa	Indonesia	Conformant
Tin	PT Stanindo Inti Perkasa	Indonesia	Conformant
Tin	PT Sukses Inti Makmur	Indonesia	Conformant
Tin	PT Sumber Jaya Indah	Indonesia	Conformant

Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	Conformant
Tin	PT Tommy Utama	Indonesia	Conformant
Tin	Resind Industria e Comercio Ltda.	Brazil	Conformant
Tin	Rui Da Hung	Taiwan, Province of China	Conformant
Tin	Soft Metais Ltda.	Brazil	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company Limited	China	Conformant
Tin	Modeltech Sdn Bhd	Malaysia	Active
Tin	An Vinh Joint Stock Mineral Processing Company	Viet Nam	On Smelter Look-Up Tab List Only
Tin	CNMC (Guangxi) PGMA Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam	On Smelter Look-Up Tab List Only
Tin	Estanho de Rondonia S.A.	Brazil	On Smelter Look-Up Tab List Only
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam	On Smelter Look-Up Tab List Only
Tin	Super Ligas	Brazil	On Smelter Look-Up Tab List Only
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Viet Nam	On Smelter Look-Up Tab List Only
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan	Conformant
Tungsten	ACL Metais Eireli	Brazil	Conformant
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam	Conformant
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	Conformant
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	Conformant
Tungsten	Global Tungsten & Powders Corp.	United States of America	Conformant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	Conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	Conformant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	Conformant
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China	Conformant
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China	Conformant
Tungsten	Hydrometallurg, JSC	Russian Federation	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	Conformant

Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	Conformant
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	Conformant
Tungsten	Kennametal Fallon	United States of America	Conformant
Tungsten	Kennametal Huntsville	United States of America	Conformant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	Conformant
Tungsten	Moliren Ltd.	Russian Federation	Conformant
Tungsten	Niagara Refining LLC	United States of America	Conformant
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Viet Nam	Conformant
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines	Conformant
Tungsten	South-East Nonferrous Metal Company Limited of Hengyang City	China	Conformant
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Viet Nam	Conformant
Tungsten	Unecha Refractory Metals Plant	Russian Federation	Conformant
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Viet Nam	Conformant
Tungsten	Wolfram Bergbau und Hutten AG	Austria	Conformant
Tungsten	Woltech Korea Co., Ltd.	Korea, Republic of	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China	Conformant
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tungsten	Hunan Litian Tungsten Industry Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tungsten	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	China	On Smelter Look-Up Tab List Only
Tungsten	Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China	On Smelter Look-Up Tab List Only

a)

“Conformant” means that a smelter or refiner was listed as conformant with the RMI’s Responsible Minerals Assurance Process’s (“RMAP”) assessment protocols, including through mutual recognition. Smelters and refiners that are listed as “Re-audit in process” by the RMAP are considered to be Conformant by the RMAP. Included smelters and refiners were not necessarily Conformant for all or part of 2017 and may not continue to be Conformant for any future period.

b)

“Active” is a RMAP designation that means that the smelter or refiner is a participant in the RMAP and has committed to undergo an audit or is participating in a cross-recognized certification program.

c)	“On Smelter Look-up Tab List Only” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.”

d)	Smelter or refiner status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by SunPower.

e)	Country location is the location of the smelter or refiner and is based solely on information made publicly available by the RMI, without independent verification by SunPower.

Country of Origin Information

SunPower has endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requiring that the Suppliers provide it with completed CMRTs and through the other measures described in this Conflict Minerals Report. Where a smelter or refiner has been identified that is not Conformant, SunPower or the Service Provider also has reviewed public information, to the extent available, to try to determine the mine or location of origin of the 3TG processed by the smelter or refiner.

The countries of origin of the 3TG processed by smelters and refiners listed above may have included countries listed below. The countries below are sorted by risk level.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Argentina, Australia, Austria, Benin, Bolivia, Brazil, Burkina Faso, Cambodia, Canada, Chile, China, Colombia, Ecuador, Eritrea, Ethiopia, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russia, Senegal, Sierra Leone, Spain, Thailand, Togo, United Kingdom, United States of America, Uzbekistan, Vietnam and Zimbabwe.

L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Mozambique and South Africa.

L3 - The DRC and its adjoining countries: Burundi, Rwanda and Uganda.

DRC - Democratic Republic of the Congo.

Some of the 3TG processed by the identified smelters and refiners may have originated in whole or in part from recycled or scrap sources.

Due Diligence Improvement Measures

SunPower intends to further improve its due diligence measures for 2018 in order to mitigate the risk that the necessary 3TG in its in-scope products benefit armed groups by taking the following steps, among others:

•	Continue to alert suppliers when SunPower obtains information that a 3TG smelter or refiner is believed to be irresponsibly sourcing 3TG.

•

Request that suppliers who have identified non-Conformant or high-risk smelters require their upstream suppliers to find alternative sources of 3TG or require certification of the smelters and refiners in their supply chains.

•	Include 3TG compliance in quarterly business reviews with suppliers.

The foregoing steps are in addition to the steps that SunPower took for 2017.